Exhibit 99.2

Sinovac Files New Drug Application for EV71 Vaccine and Receives Filing Acceptance from Beijing Drug Administration

BEIJING, May 30, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, today announced Sinovac's new drug application (NDA) for its proprietary EV71 vaccine has been filed and accepted by the Beijing Drug Administration. In terms of next steps for the NDA review process in China, the Beijing Drug Administration will conduct an on-site inspection on the circumstances of Sinovac's clinical trials and submit its on-site inspection opinion along with the application documentations to Centers for Drug Evaluation (CDE) of China Food and Drug Administration (CFDA) for further review and evaluation.

In March 2013, Sinovac completed the Phase III clinical trial for its EV71 vaccine candidate and reported preliminary top-line data that showed approximately 95% efficacy rate for the vaccine against HFMD caused by enterovirus 71 (EV71). Throughout the three phases of the clinical trials, the results demonstrated a good safety, immunogenicity and efficacy profile for Sinovac's proprietary EV71 vaccine candidate. In China in 2012, 2.16 million cases of EV71 were reported along with 560 EV71 related fatalities in 2012.

In parallel, Sinovac's dedicated EV71 vaccine manufacturing facility has been completed and is ready for the GMP inspection by CFDA.

Dr. Weidong Yin, Chairman, President and CEO, commented, "Filing the NDA  and receiving filing acceptance from the Beijing Drug Administration is a significant milestone as for the China regulatory process for our EV71 vaccine candidate. Due to the severe epidemic situation among children and infants in China, China Food and Drug Administration has been paying high attentions to the vaccine development and aim at supplying the high-quality vaccines against EV71 to the high-risk populations as soon as possible. As you may remember, in late 2010, Sinovac was approved by CFDA to continuously conduct all three phases of the human clinical trials on EV71 vaccine candidates instead of phase by phase approval as the standard process. And according to the results from phase III clinical trial, our vaccine candidate demonstrated approximately 95% efficacy rate against HFMD caused by EV71 among the 10,000 healthy volunteers, ages from 6 to 35 months old in Phase III trial and has the potential to address a significant unmet medical need facing the pediatric population in China and surrounding countries given the high fatality rates and rapid onset of this highly contagious disease."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease). In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9659/9696
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:

Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:

Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email: aestrada@theruthgroup.com